SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
AMENDMENT NO. 9 TO
SCHEDULE 13D
Under the Securities Exchange Act of 1934
International Coal Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
45928H106
(CUSIP Number)
Paul Rivett
Vice President and Chief Legal Officer
Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario, Canada, M5J 2N7
Telephone: (416) 367-4941
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
- With a copy to -
Jason Lehner
Shearman & Sterling LLP
Commerce Court West
199 Bay Street, Suite 4405
Toronto, Ontario, Canada M5L 1E8
Telephone: (416) 360-8484
June 14, 2011
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45928H106	Page	2	of	37

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) V. PREM WATSA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	CANADIAN

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	0.0%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	45928H106	Page	3	of	37

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 1109519 ONTARIO LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	ONTARIO, CANADA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	0.0%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	45928H106	Page	4	of	37

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THE SIXTY TWO INVESTMENT COMPANY LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	BRITISH COLUMBIA, CANADA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	0.0%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	45928H106	Page	5	of	37

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 810679 ONTARIO LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	ONTARIO, CANADA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	0.0%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	45928H106	Page	6	of	37

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FAIRFAX FINANCIAL HOLDINGS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	CANADA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	0.0%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	45928H106	Page	7	of	37

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ODYSSEY REINSURANCE COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	CONNECTICUT

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	0.0%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	45928H106	Page	8	of	37

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLEARWATER INSURANCE COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	0.0%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	45928H106	Page	9	of	37

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TIG INSURANCE COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	CALIFORNIA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	0.0%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	45928H106	Page	10	of	37

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WENTWORTH INSURANCE COMPANY LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	BARBADOS

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	0.0%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	45928H106	Page	11	of	37

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NSPIRE RE LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	IRELAND

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	0.0%

14	TYPE OF REPORTING PERSON

	CO

     This Amendment No. 9 amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on April 14, 2008 by V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, Odyssey Re Holdings Corp., Odyssey America Reinsurance Corporation (now known as Odyssey Reinsurance Company), United States Fire Insurance Company, The North River Insurance Company and TIG Insurance Company, as amended by Amendment No. 1 thereto filed on May 29, 2008, Amendment No. 2 thereto filed on November 25, 2008, Amendment No. 3 thereto filed on December 9, 2008, Amendment No. 4 thereto filed on February 25, 2009, Amendment No. 5 thereto filed on December 22, 2009, Amendment No. 6 thereto filed on March 10, 2010, Amendment No. 7 thereto filed on December 13, 2010, and Amendment No. 8 thereto filed on May 3, 2011.
     Amendment No. 1 to the Schedule 13D was filed to report that Fairfax Financial Holdings Limited (“Fairfax”) and International Coal Group, Inc. (“ICG”) entered into a Registration Rights Agreement, dated as of May 16, 2008, as described in Item 6 therein.
     Amendment No. 2 to the Schedule 13D was filed to report that the Reporting Persons (as defined below) had acquired an additional 4,994,400 shares of common stock of ICG.
     Amendment No. 3 to the Schedule 13D was filed to report that the Reporting Persons had acquired an additional 4,090,000 shares of common stock of ICG.
     Amendment No. 4 to the Schedule 13D was filed to report that the Reporting Persons had acquired an additional 6,400,000 shares of common stock of ICG.
     Amendment No. 5 to the Schedule 13D was filed to report the exchange of $30,000,000 aggregate principal amount of 9.00% Convertible Senior Notes due 2012 (“2012 Notes”) of ICG for 8,616,188 shares of common stock of ICG.
     Amendment No. 6 to the Schedule 13D was filed to report that Fairfax and certain underwriters had entered into a lock-up agreement, dated as of March 10, 2010, with respect to the shares of common stock of ICG and debt securities of ICG beneficially owned by Fairfax.
     Amendment No. 7 to the Schedule 13D was filed to report to the sale of an aggregate of 22,577,800 shares of common stock of ICG by certain subsidiaries of Fairfax pursuant to an underwriting agreement, dated as of December 14, 2010, among Merrill Lynch, Pierce, Fenner & Smith Incorporated, ICG and the selling stockholders listed in Schedule B thereto, in connection with the sale of such shares in a public offering pursuant to a registration statement on Form S-3 (the “Registration Statement”) filed by ICG with the Commission. This transaction closed on December 17, 2010.
     Amendment No. 8 to the Schedule 13D was filed to report the entry by the Reporting Persons, Arch Coal, Inc. (“Arch”), Atlas Acquisition Corp. (“Merger Sub”) and the other parties thereto into a Tender and Voting Agreement, dated as of May 2, 2011, as described in Item 4 herein, in connection with the entry by Arch, Merger Sub, and ICG into an Agreement and Plan of Merger, dated as of May 2, 2011, as described in Item 4 of the Schedule 13D.
     This Amendment No. 9 to the Schedule 13D relates to the consummation of the transactions contemplated by the Merger Agreement (as defined below), including the completion of the tender offer by Arch and Merger Sub for all of the outstanding shares of common stock of ICG on June 14, 2011 and the acceptance and payment for the shares of common stock of ICG tendered by the Reporting Persons in the tender offer, as described in Item 4 herein.
     The following amendments to Items 4, 5, 6 and 7 of the Schedule 13D are hereby made:

Item 4.	Purpose of Transaction.
     Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:
“On June 14, 2011, pursuant to the terms of the certain Agreement and Plan of Merger, dated May 2, 2011, by and among ICG, Arch Coal, Inc., a Delaware corporation (“Arch”), and Atlas Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Arch (“Merger Sub”), as amended on May 26, 2011 (as amended, the “Merger Agreement”), Arch completed its tender offer to acquire all of the issued and outstanding shares of ICG’s common stock (the “Shares”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 16, 2011 and the related Letter of Transmittal (together, the “Offer”).
Pursuant to the Tender and Voting Agreement, dated May 2, 2011, by and among Wentworth, Odyssey America, Clearwater, TIG, and nSpire (the “Company Stockholders”), Arch and Merger Sub (the “Tender and Voting Agreement”), the Company Stockholders tendered all of their Shares into the Offer in accordance with the terms of the Offer as follows:
•	1,185,600 Shares were tendered by Wentworth.
•	10,483,840 Shares were tendered by Odyssey America.
•	1,405,125 Shares were tendered by Clearwater.
•	5,930,229 Shares were tendered by TIG.
•	3,572,994 Shares were tendered by nSpire.
On June 14, 2011, Merger Sub accepted and paid for all of the Shares tendered by the Company Stockholders.
As a result of this transaction, the Company Stockholders no longer have beneficial ownership of any shares of the common stock of ICG.

References to, and descriptions of, the Tender and Voting Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copy of the Tender and Voting Agreement included as Exhibit 7.2 hereof, and incorporated in this Item 4 in its entirety where such references and descriptions appear.
References to, and descriptions of, the Merger Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copy of the Merger Agreement included as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 3, 2011, and incorporated in this Item 4 in its entirety where such references and descriptions appear.”

Item 5.	Interest in Securities of the Issuer.
     Item 5(c) of the Schedule 13D is hereby amended in its entirety to read as follows:
“(c) Except as described herein, none of the Reporting Persons during the last 60 days have acquired or disposed of any Shares.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     The response to Item 4 above is hereby incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits.
     Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following exhibits to the end thereof:

“Ex. 9.1:	Joint filing agreement, dated as of June 14, 2011 between V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, Odyssey Reinsurance Company, Clearwater Insurance Company, TIG Insurance Company, Wentworth Insurance Company Ltd. and nSpire Re Limited.

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2011	V. Prem Watsa
/s/ V. Prem Watsa

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2011	1109519 Ontario Limited
	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2011	The Sixty Two Investment Company Limited
	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2011	810679 Ontario Limited
	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2011	Fairfax Financial Holdings Limited
	By:	/s/ Bradley P. Martin
		Name:	Bradley P. Martin
		Title:	Vice President and Chief Operating Officer

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2011	Odyssey Reinsurance Company
	By:	/s/ Kirk M. Reische
		Name:	Kirk M. Reische
		Title:	Vice President

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2011	Clearwater Insurance Company
	By:	/s/ Kirk M. Reische
		Name:	Kirk M. Reische
		Title:	Vice President

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2011	TIG Insurance Company
	By:	/s/ John J. Bator
		Name:	John J. Bator
		Title:	Senior Vice President & Chief Financial Officer

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2011	Wentworth Insurance Company Ltd.
	By:	/s/ Janice Burke
		Name:	Janice Burke
		Title:	Vice President and General Manager

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2011	nSpire Re Limited
	By:	/s/ John Casey
		Name:	John Casey
		Title:	President and Chief Operating Officer

Annex Index

Annex	Description
A	Directors and Executive Officers of 1109519 Ontario Limited
B	Directors and Executive Officers of The Sixty Two Investment Company Limited
C	Directors and Executive Officers of 810679 Ontario Limited
D	Directors and Executive Officers of Fairfax Financial Holdings Limited
E	Directors and Executive Officers of Odyssey Reinsurance Company
F	Directors and Executive Officers of Clearwater Insurance Company
G	Directors and Executive Officers of TIG Insurance Company
H	Directors and Executive Officers of Wentworth Insurance Company Ltd.
I	Directors and Executive Officers of nSpire Re Limited

ANNEX A
DIRECTORS AND EXECUTIVE OFFICERS OF
1109519 ONTARIO LIMITED
     The following table sets forth certain information with respect to the directors and executive officers of 1109519 Ontario Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

ANNEX B
DIRECTORS AND EXECUTIVE OFFICERS OF
THE SIXTY TWO INVESTMENT COMPANY LIMITED
     The following table sets forth certain information with respect to the directors and executive officers of The Sixty Two Investment Company Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Secretary and Director)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

ANNEX C
DIRECTORS AND EXECUTIVE OFFICERS OF
810679 ONTARIO LIMITED
     The following table sets forth certain information with respect to the directors and executive officers of 810679 Ontario Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

ANNEX D
DIRECTORS AND EXECUTIVE OFFICERS OF
FAIRFAX FINANCIAL HOLDINGS LIMITED
     The following table sets forth certain information with respect to the directors and executive officers of Fairfax Financial Holdings Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

V. Prem Watsa (Chairman and Chief Executive Officer)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Anthony Griffiths (Director)	Independent Business Consultant Toronto, Ontario, Canada	Canadian

Robert Gunn (Director)	Independent Business Consultant Toronto, Ontario, Canada	Canadian

Brandon W. Sweitzer (Director)	Senior Advisor to the President of the Chamber of Commerce of The United States 1615 H Street, NW Washington, DC 20062	United States

Alan D. Horn (Director)	Chairman, Rogers Communications Inc. and President and Chief Executive Officer, Rogers Telecommunications Limited Toronto, Ontario, Canada	Canadian

Timothy R. Price (Director)	Chairman of Brookfield Funds Brookfield Asset Management Inc. Brookfield Place, Suite 300 181 Bay Street Toronto, ON M5J 2T3	Canadian

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

John Varnell (Vice President and Chief Financial Officer)	Vice President and Chief Financial Officer, Fairfax Financial Holdings Limited	Canadian

Eric P. Salsberg (Vice President, Corporate Affairs)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

Paul Rivett (Vice President, Chief Legal Officer)	Vice President, Chief Legal Officer Fairfax Financial Holdings Limited	Canadian

Bradley P. Martin (Vice President, Chief Operating Officer and Corporate Secretary)	Vice President, Chief Operating Officer and Corporate Secretary, Fairfax Financial Holdings Limited	Canadian

ANNEX E
DIRECTORS AND EXECUTIVE OFFICERS OF
ODYSSEY REINSURANCE COMPANY
     The following table sets forth certain information with respect to the directors and executive officers of Odyssey Reinsurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Brian D. Young (Chief Executive Officer, President and Director)	President and Chief Executive Officer, Odyssey Re Holdings Corp. 300 First Stamford Place, Stamford, Connecticut 06902	United States

Michael G. Wacek (Executive Vice President and Director)	Executive Vice President, Odyssey Re Holdings Corp.	United States

Jan Christiansen (Executive Vice President and Director)	Executive Vice President and Chief Financial Officer, Odyssey Re Holdings Corp.	Denmark

James B. Salvesen (Senior Vice President and Chief Financial Officer)	Senior Vice President and Chief Financial Officer, Odyssey Reinsurance Company	United States

Peter H. Lovell (Senior Vice President, General Counsel and Corporate Secretary)	Senior Vice President, General Counsel and Corporate Secretary, Odyssey Re Holdings Corp.	United States

ANNEX F
DIRECTORS AND EXECUTIVE OFFICERS OF
CLEARWATER INSURANCE COMPANY
     The following table sets forth certain information with respect to the directors and executive officers of Clearwater Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Brian D. Young (Executive Vice President)	President and Chief Executive Officer, Odyssey Re Holdings Corp. 300 First Stamford Place, Stamford, Connecticut 06902	United States

Jan Christiansen (President)	Executive Vice President and Chief Financial Officer, Odyssey Re Holdings Corp.	Denmark

Michael G. Wacek (Executive Vice President)	Executive Vice President, Odyssey Re Holdings Corp.	United States

Robert S. Bennett (Executive Vice President and Chief Actuary)	Executive Vice President and Chief Actuary, Odyssey Reinsurance Company	United States

Peter H. Lovell (Senior Vice President, General Counsel and Corporate Secretary)	Senior Vice President, General Counsel and Corporate Secretary, Odyssey Re Holdings Corp.	United States

Christopher L. Gallagher (Executive Vice President)	Senior Vice President, Odyssey Reinsurance Company	United States

Nicholas C. Bentley (Director)	Chairman, President and Chief Executive Officer, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United Kingdom

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

John J. Bator (Director)	Senior Vice President and Chief Financial Officer, Riverstone Resources LLC	United States

Nina L. Caroselli (Director)	Senior Vice President, Riverstone Resources LLC	United States

Richard J. Fabian (Director)	Senior Vice President and General Counsel, Riverstone Resources LLC	United States

John M. Parker (Director)	Senior Vice President, Riverstone Resources LLC	United States

ANNEX G
DIRECTORS AND EXECUTIVE OFFICERS OF
TIG INSURANCE COMPANY
     The following table sets forth certain information with respect to the directors and executive officers of TIG Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Nicholas C. Bentley (Chairman, Chief Executive Officer, President and Director)	Chairman, President and Chief Executive Officer, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United Kingdom

Charles G. Ehrlich (Senior Vice President, Secretary and Director)	Senior Vice President, Riverstone Resources LLC	United States

John M. Parker (Senior Vice President and Director)	Senior Vice President, Riverstone Resources LLC	United States

John J. Bator (Senior Vice President, Chief Financial Officer and Director)	Senior Vice President and Chief Financial Officer, Riverstone Resources LLC	United States

Frank DeMaria (Senior Vice President and Director)	Senior Vice President, Riverstone Resources LLC	United States

Richard J. Fabian (Senior Vice President, General Counsel and Director)	Senior Vice President and General Counsel, Riverstone Resources LLC	United States

ANNEX H
DIRECTORS AND EXECUTIVE OFFICERS OF
WENTWORTH INSURANCE COMPANY LTD.
     The following table sets forth certain information with respect to the directors and executive officers of Wentworth Insurance Company Ltd.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Colin Denis Murray (Director)	Director and General Manager JLT Insurance Management (B’dos) Ltd. Suite 302, Stevmar House, Rockley Christ Church, Barbados	Trinidad

Alister O’Brien Campbell (Director)	Director, Wentworth Insurance Company Ltd. Building #2 – Suite 1A, Manor Lodge Complex, Lodge Hill, St. Michael, Barbados	Barbados

Ronald Schokking (Chairman)	Vice President & Treasurer Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario, M5J 2N7	Canada

Jean Cloutier (Director)	Vice President and Chief Actuary Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario, M5J 2N7	Canada

William Peter Douglas (Director)	General Manager, Zenta Global Ltd. Suite C, Durants Business Centre Durants, Christ Church, Barbados	Barbados

Janice Burke (Vice President and General Manager)	Vice President and General Manager, Wentworth Insurance Company Ltd. Building #2 – Suite 1A, Manor Lodge Complex, Lodge Hill, St. Michael, Barbados	United States

ANNEX I
DIRECTORS AND EXECUTIVE OFFICERS OF
NSPIRE RE LIMITED
     The following table sets forth certain information with respect to the directors and executive officers of nSpire Re Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Ronald Schokking (Chairman & Director)	Vice President & Treasurer, Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario M5J 2N7	Canada

Adrian Masterson (Director)	Company Director, nSpire Re Limited First Floor, 25-28 Adelaide Road Dublin 2, Ireland	Republic of Ireland

David Caird (Director)	Company Director, nSpire Re Limited First Floor, 25-28 Adelaide Road Dublin 2, Ireland	Republic of Ireland

Jim Ruane (Director)	Company Director, nSpire Re Limited First Floor, 25-28 Adelaide Road Dublin 2, Ireland	Republic of Ireland

Nicholas C. Bentley (Director)	Manager, President and Chief Executive Officer, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United Kingdom

John Casey (President and Chief Operating Officer)	President and Chief Operating Officer, nSpire Re Limited First Floor, 25-28 Adelaide Road Dublin 2, Ireland	Republic of Ireland

Exhibit Index

Exhibit No.	Description
Ex. 9.1:
Joint filing agreement, dated as of June 14, 2011 between V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, Odyssey Reinsurance Company, Clearwater Insurance Company, TIG Insurance Company, Wentworth Insurance Company Ltd. and nSpire Re Limited.